ALTI Private Equity Access & Commitments Fund

May 26, 2023

VIA EDGAR AND OVERNIGHT MAIL

Ryan Sutcliffe, Esquire

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ALTI Private Equity Access & Commitments Fund (the “Fund”) Registration Statement on Form N-2 File Nos. 333-235545, 811-23501

Dear Mr. Sutcliffe:

This letter is in response to oral comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on January 6, 2023 regarding a Registration Statement on Form N-2 (the “Registration Statement”) relating to the ALTI Private Equity Access Fund (the “Fund”).

The following sets forth the Staff’s comments and the Fund’s responses thereto.

1.	Please delete duplicative “Total Annual Expenses” line item on page 15 of prospectus. Please remove footnote 4 in the Fee Table on page 15 of prospectus.

The Fund has updated the Registration Statement as requested.

2.	Please reconcile the description of the termination provision of the Expense Limitation Agreement as set forth in the prospectus with the same as set forth in the actual Agreement.

The Fund has updated the Registration Statement as requested.

3.	Please delete the parenthetical “(the example assumes the Fund’s Expense Limitation Agreement will remain in effect for only one year, which is the length of the contracted Expense Limitation Agreement)” at the top of page 16 of prospectus.

The Fund has updated the Registration Statement as requested.

4.	Please insert the organizational meeting date on page 29 of the SAI.

The Fund has updated the Registration Statement as requested.

5.	Please address the brackets on page 29 of the SAI.

The Fund has updated the Registration Statement as requested.

6.	Please change “his” to “her” on page 30 of the SAI (Schwartz’s bio).

The Fund has updated the Registration Statement as requested.

7.	Please file remaining exhibits in next amendment.

The Fund has updated the Registration Statement as requested.

8.	Please file the Expense Limitation Agreement as a material contract.

The Fund has updated the Registration Statement as requested.

9.	With respect to the signature page, please ensure all aspects of Section 6A of the Securities Act are fulfilled.

The Fund has updated the Registration Statement as requested.

10.	The Fund as it is presented has capital commitments that may be in cash for indefinite periods of time and therefore does not appear to be in compliant with the term private equity with respect to the names rule. Please revise the strategy or the name.

The Fund has updated the Registration Statement as requested. The Fund name has been changed to Alti Private Equity Access and Commitments Fund.

Should you have any questions regarding this letter, please contact me at (212) 506-2275.

Sincerely,

Anna T. Pinedo, Esq.

Cc: Joseph Bonvouloir

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